[NTG LETTERHEAD]

May 5, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. Ed Bartze

Re:	Tortoise MLP Fund, Inc. – Shelf Registration Statement on Form N‑2
(File Nos. 811-22409 & 333-209943) (the “Registration Statement”)

To the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, as amended,  Tortoise MLP Fund, Inc. (the “Registrant”) hereby requests that the effective date of the  Registration Statement referenced above be accelerated so that it will be declared effective on May 6, 2016 by 4:00 pm, Eastern Time, or as soon as practicable thereafter, after notification by telephone to the Staff that the Registration Statement is correct and complete with the exception of information omitted in reliance upon Rule 430A, which will be provided in the final prospectus.

With respect to the Registrant’s request for acceleration of the effective date of the Registration Statement, please be advised that the Registrant acknowledges that:

(1)          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)          the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TORTOISE MLP FUND, INC.

By:	/s/ Brent Behrens
Name:	Brent Behrens
Title:	Principal Financial Officer